

Mail Stop 3233

July 27, 2017

Via E-mail
Mr. Kenneth G. Fuller
Chief Financial Officer
LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, Maryland 20814

> **Re: LaSalle Hotel Properties**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 1-14045**

Dear Mr. Fuller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Non-GAAP Financial Measures

1. We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
   Commodities